Exhibit 3.5


                                  PEEBLES INC.
                          ARTICLES OF AMENDMENT TO THE
                           ARTICLES OF INCORPORATION

     1. Name. The name of the Corporation is Peebles Inc.

     2. The Amendment. The Amendment, a copy of which is attached hereto as Exhibit "A", (i) deletes Article X to the Articles of Incorporation which requires the provision of certain specified financial information to the Corporation's shareholders under certain circumstances, (ii) amends and restates
Section 8.2 of the Articles of Incorporation in its entirety and (iii) amends and restates the first sentence of Section 8.3 of the Articles of Incorporation in its entirety.

     3. Board Action. At a meeting of the Board of Directors held on June 9, 1995, the Board of Directors found the Amendment to the Articles of Incorporation to be in the best interests of the Corporation and directed that it be submitted to the shareholders for their approval.

     4. Shareholder Action. On June 9, 1995, all of the shareholders of the Corporation executed a unanimous written consent to the adoption of the Amendment to the Articles of Incorporation.

Dated: June 9, 1995

                                  PEEBLES INC.


                                  By: /s/ E. RANDOLPH LAIL
                                      Senior VP-Finance, CFO, & Secretary

                                                                  Exhibit A

     1. Article X of the Articles of Incorporation is hereby amended by deleting the provisions of that Article in their entirety.

     2. (a) Article VIII of the Articles of Incorporation is hereby amended by deleting Section 8.2 in its entirety and replacing it with the following:

     "8.2 Indemnification of Directors and Officers The Corporation shall, to the fullest extent permitted from time to time by the Virginia Stock Corporation Act, provide indemnification and make advances and reimbursements for expenses to any individual who is, was, or is threatened to be made a party to a proceeding because he is or was a director or officer of the Corporation, or while a director or officer of the Corporation, is or was serving the Corporation or any other legal entity in any capacity at the request of the Corporation and, if authorized by general or specific action of the Board of Directors, may contract in advance to do so."

        (b) Article VIII of the Articles of Incorporation is hereby further amended by deleting the first sentence of Section 8.3 in its entirety and replacing it with the following:

     "8.3 Indemnification of Others. The Corporation may, to the fullest extent permitted from time to time by the Virginia Stock Corporation Act, provide indemnification and make advances and reimbursements for expenses to its employees, agents and shareholders, the directors, officers, employees, agents and shareholders of its subsidiaries and predecessor entities, and any person serving any other legal entity in any capacity at the request of the Corporation, and, if authorized by general or specific action of the Board of Directors, may contract in advance to do so."